UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               UNITED FOODS, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  910365 30 3
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                                 (CUSIP Number)


                                Don C. Whitaker
                                  23 Beechwood
                    Irvine, California 92604  (949) 857-6008
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 14, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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            SHARES OF BENEFICIAL INTEREST - CUSIP No. 743437-105
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     1    NAME  OF  REPORTING  PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Don C. Whitaker
          S.S. No.  --  ###-##-####
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     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [ ]
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     3    SEC  USE  ONLY
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     4    SOURCE  OF  FUNDS*
          WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                          [ ]
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     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States Citizen
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              7    SOLE  VOTING  POWER
NUMBER  OF         0
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8    SHARED  VOTING  POWER
OWNED  BY          132,000 shares of Class A Common Stock
EACH          ------------------------------------------------------------------
REPORTING     9    SOLE  DISPOSITIVE  POWER
PERSON  WITH       0
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     10   SHARED  DISPOSITIVE  POWER
          132,000 shares of Class A Common Stock
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     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,000 shares of Class A Common Stock
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     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                         [ ]
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     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.04%
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     14   TYPE  OF  REPORTING  PERSON*
          IN

                                  SCHEDULE 13D
                                  ------------


ITEM  1.     SECURITY  AND  ISSUER.

     This statement relates to shares of Class A Common Stock of United Foods, Inc. (the "Company"). The principal executive office of the Company is located at 10 Pictsweet Dr., Bells, TN 38006.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a)  Don  C.  Whitaker,  a  natural  person

     (b)  23  Beechwood,  Irvine,  California  92604

     (c) President of Don C. Whitaker, Inc., 23 Beechwood, Irvine, California 92604, a firm whose primary purpose is investment opportunities.

     (d) During the last five years, Don C. Whitaker has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Court or Administrative Proceedings: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Don  C.  Whitaker  is  a  citizen  of  the United States of America.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Mr. Whitaker has purchased a total, net of dispositions, of 132,000 shares of class A common stock of the Company. All of these purchases were market purchases for a total net consideration of approximately $423,818.25. All such shares were purchased for cash in personal accounts and Individual Retirement Accounts of Mr. Whitaker.


ITEM  4.     PURPOSE  OF  TRANSACTION

     The above-described purchases of shares of class A common stock of the Company were made for investment purposes only. Mr. Whitaker's intent is to passively participate in the planed merger of the Company and Pictsweet LLC., a limited liability company owned by the chairman and chief executive officer of the Company, James I. Tankersley, and his family. Mr. Whitaker may in the future determine to purchase additional securities of the Company, or to dispose of some or all of the securities he presently owns, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other considerations.

     Except as described above, Mr. Whitaker has no present plans or proposals that relate to or would result in:

     a) the acquisition by any person of additional securities of the company, or the disposition of securities of the company;

     b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

     c) a sale or transfer of a material amount of assets of the company or any of its subsidiaries;

     d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e) any material change in the present capitalization or dividend policy of the company;

     f) any other material change in the company's business or corporate structure;

     g) changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

     h) causing a class of securities of the company to be delisted from a national securities exchange or to cease to be author*

     Within the past 60 days, Mr. Whitaker has engaged in the following transactions in shares of class A common stock of the company, all of which were ordinary market transactions:

Date      Shares Purchased (Sold)  Price Per Share
--------  -----------------------  ---------------
05/17/99                   2,500            3.0000
05/19/99                     800            3.1250
05/19/99                   8,000            3.1875
05/20/99                     300            3.2500
05/21/99                   1,100            3.2500
05/24/99                   5,000            3.2500
05/25/99                   3,000            3.1875
05/27/99                   5,000            3.1875
05/28/99                  15,700            3.1875
06/01/99                   9,300            3.1875
06/03/99                   1,000            3.1250
06/03/99                   2,000            3.1875
06/04/99                  11,200            3.1875
06/07/99                   4,200            3.1875
06/08/99                   5,800            3.1875
06/08/99                     100            3.1250
06/10/99                   5,000            3.1875
06/10/99                   1,500            3.1250
06/11/99                     100            3.1875
06/14/99                   3,600            3.1875
06/24/99                   9,400            3.2500
06/28/99                     100            3.2500
06/29/99                     600            3.2500
06/30/99                   3,000            3.2500
07/02/99                   3,000            3.2500
07/07/99                  10,100            3.2500
07/08/99                   7,000            3.2500
07/09/99                   8,000            3.2500
07/09/99                     300            3.1875
07/12/99                   2,100            3.1875
07/14/99                     200            3.2500
07/14/99                   3,000            3.1875

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company described above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

     None.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated this 15th day of July, 1999.


                              By:  /s/  Don  C.  Whitaker
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                                        Don  C.  Whitaker